ONLINE DISRUPTIVE TECHNOLOGIES, INC.
3120 S. Durango Dr. Suite 305,
Las Vegas, Nevada 89117,
Tel: 702-579-7900

June 29, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Ryan Houseal,
Attorney Advisory

Dear Sirs:

Re:	Online Disruptive Technologies, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1 (the “S-1”)
Filed June 1, 2012
File No. 333-168698

     The Company writes in response to your letter of June 6, 2012 to Benjamin Cherniak, President and sole director of the Company, with respect to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of June 1, 2012.

General

1.

You state in the explanatory note that you are filing the post-effective amendment to deregister shares previously sold by the selling shareholders. You should not seek to de- register shares sold pursuant to the registration statement. If you are reducing the number of shares to be offered by means of the prospectus in the new filing, please so state. Although an undertaking provided in your registration statement requires you to remove from registration any securities that were registered and remain unsold at the termination of the offering, it does not permit or require de-registration of shares that were sold. Please revise your filing accordingly.

Response: As discussed with Ryan Houseal, Attorney Advisory at the Securities and Exchange Commission, the Company has revised the explanatory note to the S-1 to delete any reference to de-registration of shares that were sold. The Company confirms that the shares sold by the selling shareholder were sold pursuant to the registration statement.

Prospectus Cover Page

2.

We note that the new prospectus in your amendment covers 200,100 shares of common stock to be offered by the selling shareholder. Your legality opinion, however, refers to the registration of 2,000,100 shares. Please reconcile the inconsistency; for example, have counsel provide a revised opinion that refers to the shares to be offered by means of the new prospectus.

Response: The Company’s legal counsel has provided an updated opinion that covers only the 200,100 common stock to be offered by the selling shareholder.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Bernard Pinsky, at (604) 643-3153.

Yours truly,

ONLINE DISRUPTIVE TECHNOLOGIES, INC.

/s/ Benjamin Cherniak
Benjamin Cherniak
President, and Director